CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
5.65% Senior Notes due June 1, 2020	$400,000,000	99.719%	$398,876,000	$28,440

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Filed pursuant to Rule 424(b)(5)

SEC File Nos. 333-166241

and 333-166241-01

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 22, 2010)

$400,000,000

J. C. Penney Corporation, Inc.

5.65% Senior Notes due June 1, 2020

Co-Obligation of

J. C. Penney Company, Inc.

This is an offering of an aggregate of $400,000,000 5.65% Senior Notes due June 1, 2020, which we refer to as the “notes.” We will pay interest on the notes on June 1 and December 1 of each year beginning December 1, 2010. The notes will bear interest at a rate of 5.65% per year and will mature on June 1, 2020.

Upon the occurrence of a Change of Control Triggering Event (as defined herein), we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

For a more detailed description of the above provision and the notes generally, see “Description of Notes” beginning on page S-6 of this prospectus supplement.

We have made application to have the notes listed on The New York Stock Exchange.

Investing in the notes involves risks. See the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended January 30, 2010 and the “Risk Factors” section beginning on page S-4 of this prospectus supplement.

	Price to the Public (1)	Underwriting Discounts and Commissions	Proceeds to Company (2)
Per note	99.719%	1.750%	97.969%
Total	$398,876,000	$7,000,000	$391,876,000

(1)	Plus accrued interest, if any, from May 24, 2010.
(2)	Before deduction of expenses payable by the Company, estimated at $350,000.

Delivery of the notes will be made in book-entry form only through the facilities of The Depository Trust Company on or about May 24, 2010, against payment therefor in immediately available funds.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

BARCLAYS CAPITAL
BOFA MERRILL LYNCH
J.P. MORGAN
WELLS FARGO SECURITIES

Co-Managers

BNY MELLON CAPITAL MARKETS, LLC
HSBC
US BANCORP
THE WILLIAMS CAPITAL GROUP, L.P.

The date of this prospectus supplement is May 18, 2010.

Prospectus Supplement

Prospectus

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this notes offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this document, including the information incorporated by reference, or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information that is different. Before purchasing any notes, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading “Incorporation by Reference” in the accompanying prospectus. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates of the prospectus supplement or the accompanying prospectus.

SUMMARY

This summary highlights information more fully described elsewhere in this prospectus supplement and the accompanying prospectus. Because this is a summary, it is not complete and does not contain all of the information that you should consider before investing in the notes. Before deciding to invest in the notes, you should carefully read this prospectus supplement and the accompanying prospectus, including the SEC filings that we have incorporated by reference into the prospectus, including the consolidated financial statements and notes thereto and the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended January 30, 2010, and the “Risk Factors” section in this prospectus supplement beginning on page S-4.

Company Overview

JCPenney was founded by James Cash Penney in 1902 and has grown to be a major retailer with fiscal 2009 sales of $17.6 billion. We currently operate 1,109 JCPenney department stores in 49 states and Puerto Rico. Our business consists of selling merchandise and services to consumers through our department stores and Direct (Internet/catalog) channels. Department stores and Direct generally serve the same type of customers and provide virtually the same mix of merchandise, and department stores accept returns from sales made in stores, via the Internet and through catalogs. We market family apparel and footwear, accessories, fine and fashion jewelry, beauty products through Sephora inside JCPenney and home furnishings. In addition, our department stores provide customers with services such as styling salon, optical, portrait photography and custom decorating.

On January 27, 2002, J. C. Penney Company, Inc. was reorganized into a holding company structure. As part of this restructuring, the former J. C. Penney Company, Inc. changed its name to “J. C. Penney Corporation, Inc.” and became a wholly-owned subsidiary of a newly formed affiliated holding company. The new holding company assumed the name “J. C. Penney Company, Inc.,” and is referred to in this prospectus supplement as the “Co-Obligor.” J. C. Penney Corporation, Inc. is referred to in this prospectus supplement as the “Issuer.”

The Co-Obligor is a holding company that derives its operating income and cash flow from the Issuer. The Co-Obligor is also the co-obligor or guarantor, as the case may be, on all other outstanding debt of the Issuer which has been registered with the Securities and Exchange Commission, referred to in this prospectus supplement as the “SEC.” The Co-Obligor and its consolidated subsidiaries, including the Issuer, are collectively referred to in this prospectus supplement as “we,” “us,” “our,” “JCPenney” or the “Company,” unless indicated otherwise.

Our principal offices are located at 6501 Legacy Drive, Plano, Texas 75024. Our telephone number is (972) 431-1000. We maintain a web site on the Internet at www.jcpenney.net. Our web site, and the information contained on it, are not part of this prospectus supplement or the accompanying prospectus.

Recent Developments

Financial Expectations for 2010-2014

We recently announced new five-year operational and financial targets, which reflect a focus on driving profitable, top-line growth and expanding market share by executing the four strategies of our updated 2010-2014 Long Range Plan. These strategies include: (1) becoming America’s favorite retail destination for apparel, accessories and home fashion; (2) consistently delighting our customers with our merchandise and our service; (3) becoming the preferred choice for a retail career; and (4) establishing JCPenney as the growth leader in our industry.

Our financial targets and expectations under our updated Long Range Plan include:

•	total sales increasing over $5 billion to reach approximately $23 billion by the end of fiscal 2014;

•

gross margin increasing to approximately 40 percent of sales, total operating expenses declining as a percent of sales, and operating income as a percent of sales increasing steadily over the five-year period to approximately 9 to 10 percent by 2014;

•

a 25 percent compounded annual growth rate for earnings per share, adjusted for pension expense impact, over the four year period beginning in 2011, bringing expected earnings per share for 2014 to over $5.00;

•	cash flow increasing from approximately $200 million in 2010 to $500 million in 2014;

•	an increase in capital expenditure levels over the period to include new store growth as the commercial real estate market and consumer economy recover; and

•	returns on capital and financial leverage metrics in alignment with retail industry leaders at the end of the five-year period.

First Quarter Results

Total sales for the three months ended May 1, 2010 increased 1.2% compared to last year’s first quarter, while comparable store sales increased 1.3%.

Earnings per share for the first quarter were $0.25 compared to $0.11 per share last year. Net income for this year’s first quarter was $60 million versus $25 million last year.

Gross margin as a percent of sales for the quarter increased 90 basis points to 41.4%. Selling, general and administrative expenses for the quarter increased by $34 million versus last year, primarily due to new store openings and minimum wage increases that have occurred since the first quarter of 2009. Total qualified pension plan expense was $55 million compared to $81 million in last year’s first quarter. Operating income for the first quarter was $155 million, or 3.9% of sales.

Interest expense for the quarter was $59 million, and the effective tax rate was 37.5%.

Tender Offer for Debt Securities

On April 26, 2010, we commenced a cash tender offer to purchase up to $300 million aggregate principal amount of our outstanding debt securities in the priority and upon the terms and subject to the conditions set forth in an Offer to Purchase, dated April 26, 2010, and a related Letter of Transmittal. The tender offer will expire on May 21, 2010, unless extended by us. Barclays Capital Inc. and J.P. Morgan Securities Inc. are acting as dealer managers in connection with the tender offer. There can be no assurances that the tender offer will be consummated. Nothing in this prospectus supplement should be construed as an Offer to Purchase any of our currently outstanding debt securities.

The Offering

Issuer	J. C. Penney Corporation, Inc.

Co-Obligor	J. C. Penney Company, Inc.

Securities Offered	$400,000,000 aggregate principal amount of 5.65% Senior Notes due June 1, 2020 (the notes).

Issue Price	99.719%

Interest	Interest on the notes will accrue at 5.65% per annum.

Interest Payment Dates	Interest on the notes will accrue from May 24, 2010. Interest on the notes will be payable semi-annually in cash on June 1 and December 1 of each year, commencing December 1, 2010.

Ranking	The notes will be senior, unsecured obligations of the Issuer and the Co-Obligor ranking equally in right of payment with other senior unsecured indebtedness of the Issuer and the Co-Obligor.

Repurchase	Upon the occurrence of a Change of Control Triggering Event (as defined herein), we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. See “Description of Notes—Change of Control.”

Further Issuances	We reserve the right, from time to time, without the consent of the holders of the notes, to issue additional notes of the same series on terms and conditions substantially identical to those of the notes (except for the issue date and price to public), which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the notes.

Certain Covenants	The indenture contains covenants that will limit our ability to create certain liens and engage in certain sale and leaseback transactions. The indenture does not limit the amount of debt that the Issuer, the Co-Obligor or any of their subsidiaries may incur.

Trustee	U.S. Bank National Association.

Governing Law	The indenture and the notes will be governed by the laws of the State of New York.

Use of Proceeds	We intend to use the net proceeds from this offering to make a cash contribution to the J. C. Penney Corporation, Inc. Pension Plan. See “Use of Proceeds.”

For additional information regarding the notes, see “Description of Notes” in this prospectus supplement and “Description of Securities—Debt Securities” in the accompanying prospectus.

RISK FACTORS

Investing in the notes involves risk. You should carefully consider all the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to make an investment. In particular, you should carefully consider the risks and uncertainties included in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended January 30, 2010 and incorporated by reference into the accompanying prospectus as well as those referred to below and the “Cautionary Statement Regarding Forward-Looking Statements” in the accompanying prospectus.

Risks Relating to Ownership of the Notes

The indenture does not restrict our ability to incur indebtedness.

We will be able to incur substantial additional indebtedness in the future. The incurrence of additional debt by us may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a possible loss in the trading value of the notes and a risk that the credit rating on the notes may be lowered or withdrawn. As of May 7, 2010, we had approximately $618.4 million available for additional borrowing under our revolving credit facility.

The notes are subject to prior claims of any of our secured creditors.

The notes are our unsecured general obligations, ranking equally with other unsecured and unsubordinated debt but below any secured debt to the extent of the value of the assets constituting the security. Our $750 million revolving credit facility is secured by our merchandise inventory, which security interest can be released upon attainment of certain credit rating levels. The indenture governing the notes permits us and our subsidiaries to incur secured debt under specified circumstances. If we incur any debt secured by our assets or assets of our subsidiaries, these assets will be subject to the prior claims of our secured creditors.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, our pledged assets would be available to satisfy obligations of the secured debt before any payment could be made on the notes. To the extent that such assets cannot satisfy in full our secured debt, the holders of such debt would have a claim for any shortfall that would rank equally in right of payment with the notes. In that case, we may not have sufficient assets remaining to pay amounts due on any or all of the notes.

We may not be able to purchase the notes upon a Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event (as defined herein), we will be required to offer to purchase each holder’s notes at a price equal to 101% of their principal amount plus accrued and unpaid interest. At the time of occurrence of such Change of Control Triggering Event, we may not have sufficient financial resources to purchase all of the notes that holders tender to us in connection with a change of control offer. See “Description of Notes—Change of Control.”

Our credit ratings may not reflect all risks of your investment in the notes.

The credit ratings assigned to the notes are limited in scope and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agencies, if, in such rating agency’s judgment, circumstances so warrant. Agency credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

An active trading market may not develop for the notes, and you may not be able to resell the notes.

The notes are new securities with no previous existing trading market. We intend to list the notes on The New York Stock Exchange, and the underwriters have informed us that they initially intend to make a market in the notes but they are not obligated to do so. The underwriters may discontinue such market-making activity at any time without notice. However, both the liquidity and market price of the notes may be adversely affected by changes in our financial performance or prospects, or in the prospects for companies in our industry generally. We cannot assure you that an active or stable trading market will develop for the notes.

USE OF PROCEEDS

Our net proceeds from the sale of the notes in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $392 million. We intend to use all of the net proceeds of this offering to make a cash contribution to the J. C. Penney Corporation, Inc. Pension Plan.

CAPITALIZATION

The following table sets forth our capitalization as of January 30, 2010 on an actual basis and as adjusted to reflect the receipt of the estimated net proceeds from the sale of the notes (after deducting the underwriting discounts and commissions and estimated fees and expenses). You should read this table in conjunction with the “Use of Proceeds” section above and the consolidated financial statements and notes thereto incorporated by reference in the accompanying prospectus.

	As of January 30, 2010
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents(1)	$3,011	$3,403

Debt included in current liabilities:
Current maturities of long-term debt(1)	$393	$393
Debt included in long-term liabilities:
Long-term debt, excluding current maturities(2)	2,999	2,999
Notes offered hereby	—	400

Total debt(1) (2)	$3,392	$3,792
Total stockholders’ equity	4,778	4,778

Total debt and stockholders’ equity(1) (2)	$8,170	$8,570

(1)	Does not reflect the payment at maturity in respect of $393 million aggregate principal amount of our 8.0% Notes due March 1, 2010.
(2)	Does not include the repurchase by us of up to $300 million of debt securities in the tender offer.

DESCRIPTION OF NOTES

We are offering an aggregate of $400,000,000 5.65% Senior Notes due June 1, 2020, which we refer to as the “notes.” The following is a description of the particular terms of the notes offered by this prospectus supplement and the accompanying prospectus and, to the extent inconsistent with the accompanying prospectus, replaces the description of the general terms and provisions of debt securities provided in the prospectus. We refer potential purchasers of the notes to that description, as well as to the following description. The statements in this prospectus supplement concerning the notes and the Indenture do not purport to be complete.

In this section entitled “Description of the Notes,” when we refer to “the Company,” “JCPenney,” “the Issuer,” “we,” “our,” or “us,” we are referring to J. C. Penney Corporation, Inc. as issuer of the notes, and not to J. C. Penney Company, Inc. or any of the subsidiaries of J. C. Penney Corporation, Inc.

General

The notes are an issue of debt securities described in the prospectus that follows. The notes will be issued as a separate series of senior debt securities under the Indenture, under which U.S. Bank National Association serves as Trustee (Trustee). The Bank of New York Mellon Trust Company, N.A. will serve as paying agent with respect to the notes. The notes will mature on June 1, 2020. In addition to the notes, we have in the past, and may in the future, issue from time to time other series of securities under the Indenture consisting of notes, debentures or other evidences of indebtedness. Such other series will be separate from and independent of the notes. The notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000. The notes will not be entitled to the benefit of any sinking fund.

The notes are initially being offered in the principal amount of $400,000,000. We may, without the consent of the holders, issue additional notes of the same series on terms and conditions substantially identical to those of the notes (except for the issue date and price to public), which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the notes.

Payment of Interest

Each note will bear interest at the rate set forth on the front cover hereof, payable semi-annually in arrears. Interest on the notes will be payable on June 1 and December 1 of each year, to the person in whose name such note is registered at the close of business on the preceding May 15 or November 15, respectively. The first interest payment date is December 1, 2010. Interest will accrue on the notes from May 24, 2010. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Change of Control

If a Change of Control Triggering Event occurs, unless we have exercised our right to satisfy and discharge the notes prior to maturity as described below, holders of notes will have the right to require us to repurchase all or any part (in integral multiples of $1,000 original principal amount) of their notes pursuant to the offer described below (Change of Control Offer) on the terms set forth in the notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (Change of Control Payment). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (Change of Control Payment Date), pursuant to the procedures required by the notes and described in such notice. We must comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such conflicts and compliance with law.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“Change of Control” means the occurrence of any of the following: (1) any event requiring the filing of any report under or in response to Schedule 13D or 14D-1 pursuant to the Securities Exchange Act of 1934, as amended, disclosing beneficial ownership of either 50% or more of the common stock of J. C. Penney Company, Inc. then outstanding or 50% or more of the voting power of the voting stock of J. C. Penney Company, Inc. then outstanding; (2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of J. C. Penney Company, Inc. or JCPenney and their respective subsidiaries taken as a whole to one or more Persons other than J. C. Penney Company, Inc. or one of its subsidiaries; or (3) the first day on which a majority of the members of J. C. Penney Company, Inc.’s Board of Directors are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of J. C. Penney Company, Inc. who (1) was a member of such Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of J. C. Penney Company, Inc.’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Fitch” means Fitch Ratings.

“Investment Grade” means a rating equal to or higher than BBB- (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Moody’s” means Moody’s Investors Services, Inc.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Rating Agencies” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934, as amended, selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“Rating Event” means (1) if the notes are not rated Investment Grade by each of the Rating Agencies on the first day of the Trigger Period, the notes are downgraded by at least one rating category (e.g., from BB+ to BB or Ba1 to Ba2) from the applicable rating of the notes on the first day of the Trigger Period by each of the Rating Agencies on any date during the Trigger Period, or (2) if the notes are rated Investment Grade by each of the Rating Agencies on the first day of the Trigger Period, the notes cease to be rated Investment Grade by each of the Rating Agencies on any date during the Trigger Period. If a Rating Agency is not providing a rating for the notes at the commencement of any Trigger Period, the notes will be deemed to have been downgraded by at least one rating category or have ceased to be rated Investment Grade, as applicable, by such Rating Agency during that Trigger Period.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Trigger Period” means the period commencing on the first public announcement by us of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies).

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of JCPenney and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require JCPenney to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of JCPenney and its subsidiaries taken as a whole to another person or group may be uncertain.

Under clause (3) of the definition of Change of Control, a Change of Control will occur when a majority of J. C. Penney Company Inc.’s Board of Directors are not Continuing Directors. In a recent decision in connection with a proxy contest, the Delaware Court of Chancery held that the occurrence of a change of control under a similar indenture provision may nevertheless be avoided if the existing directors were to approve the slate of new director nominees (who would constitute a majority of the new board) as “continuing directors,” provided the incumbent directors give their approval in the good faith exercise of their fiduciary duties owed to the corporation and its stockholders. Therefore, in certain circumstances involving a significant change in the composition of J. C. Penney Company Inc.’s Board of Directors, including in connection with a proxy contest where J. C. Penney Company Inc.’s Board of Directors does not endorse a dissident slate of directors but approves them as Continuing Directors, holders of the notes may not be entitled to require us to make a Change of Control Offer.

Book-Entry System

Upon issuance, each series of notes will be represented by one or more fully registered global certificates, each of which we refer to as a global security. Each such global security will be deposited with, or on behalf of, The Depository Trust Company (DTC) and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for notes in definitive form, no global security may be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

DTC has advised us that DTC is a limited-purpose trust company organized under New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for its participating organizations (DTC Participants) and to facilitate the clearance and settlement of securities transactions between DTC Participants through electronic book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of certificates. DTC Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is also available to others (Indirect DTC Participants) for example, both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers between DTC Participants on whose behalf it acts with respect to the notes and is required to receive and transmit distributions of principal of and interest on the notes. DTC Participants and Indirect DTC Participants with which investors have accounts with respect to the notes similarly are required to make book-entry transfers and receive and transmit payments on behalf of their respective investors.

Because DTC can only act on behalf of DTC Participants, who in turn act on behalf of Indirect DTC Participants and certain banks, the ability of a person having a beneficial interest in a security held in DTC to transfer or pledge that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate of that interest. The laws of some states of the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a security held in DTC to those persons may be limited.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including, without limitation, the presentation of notes for exchange) only at the direction of one or more participants to whose accounts with DTC interests in the notes are credited, and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or those participants has or have given the direction. However, in certain circumstances, DTC will exchange the global securities held by it for certificated notes, which it will distribute to its participants.

Although DTC has agreed to the procedures described above in order to facilitate transfers of global securities among participants of DTC, they are under no obligation to perform or continue to perform these procedures and these procedures may be modified or discontinued at any time. Neither we, nor any trustee, nor any registrar and transfer agent with respect to the notes offered hereby will have any responsibility for the performance by DTC or its respective participants or indirect participants or the respective obligations under the rules and procedures governing their operations.

Satisfaction and Discharge Prior to Maturity

Pursuant to an election by us under the Indenture, we have the right at any time to satisfy and discharge our obligations under the notes by depositing in trust with the Trustee money or U.S. government obligations. For U.S. federal income tax purposes, it is likely that any such deposit and discharge with respect to any notes will be treated as a taxable exchange of such notes for interests in the trust. For a description of the applicable provisions and the tax effects, see “Description of Securities—Debt Securities—Satisfaction and Discharge Prior to Maturity” in the accompanying prospectus.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (Code), Treasury Regulations promulgated under the Code and currently effective administrative rulings and judicial decisions. These authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (IRS), and we cannot assure you that the IRS will agree with the statements in this summary.

This summary is limited to U.S. Holders and Non-U.S. Holders (each, as defined below) who purchase the notes for cash at their initial “issue price” (i.e., the initial offering price to the public, excluding bond houses and brokers, at which price a substantial amount of the notes are sold) pursuant to this offering and who hold the notes as capital assets (generally, property held for investment purposes). This summary does not address any U.S. federal tax considerations other than income tax considerations (such as those relating to estate or gift taxes or the recently enacted health care tax on certain individuals, estates, and trusts) or the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all U.S. federal income tax considerations that may be applicable to holders in light of their particular circumstances or to holders that may be subject to special tax rules, such as, for example:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	regulated investment companies;

•	real estate investment trusts;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	U.S. expatriates;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons that will hold the notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

•	persons deemed to sell the notes under the constructive sale provisions of the Code; or

•	partnerships or other pass-through entities.

In certain circumstances (see “Description of Notes—Change of Control”), we may be obligated to pay amounts on the notes that are in excess of stated interest or principal on the notes. These potential payments may implicate the provisions of the Treasury Regulations relating to “contingent payment debt instruments” (CPDI Regulations). One or more contingencies will not cause the notes to be treated as a contingent payment debt instrument if, as of the issue date, each such contingency is considered remote or incidental or, in certain circumstances, it is significantly more likely that none of the contingencies will occur. We believe that the potential for additional payments on the notes should not cause the notes to be treated as contingent payment debt instruments under the CPDI Regulations. Our determination is binding on a holder unless such a holder discloses its contrary position in the manner required by applicable Treasury Regulations. However, the IRS may take a different position, which could require a holder to accrue income on its notes in excess of stated interest and any otherwise applicable original issue discount (OID) and to treat any income realized on the taxable disposition of a note as ordinary income rather than capital gain. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Investors should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your tax advisor regarding the tax consequences of the partnership’s purchase, ownership and disposition of the notes.

THIS SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE FOR ANY PARTICULAR INVESTOR. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE, GIFT OR HEALTHCARE TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

The following is a general summary of the material U.S. federal income tax consequences that generally will apply to a U.S. Holder of the notes. A general summary of the material U.S. federal income tax consequences to Non-U.S. Holders of the notes is provided under “— Consequences to Non-U.S. Holders,” below. For purposes of this summary, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Payments of Interest

We anticipate, and this summary assumes, that the notes will be issued with no more than a de minimis amount of OID for U.S. federal income tax purposes. Accordingly, interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued, depending on the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Disposition of Notes

Upon the sale, exchange or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference, if any, between the amount realized on such disposition (except to the extent any amount realized is properly attributable to accrued but unpaid interest, which will be taxable as ordinary interest income to the extent not previously included in income) and the holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder.

Any gain or loss recognized on the disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the note is more than 12 months. Long-term capital gains of noncorporate U.S. Holders are generally eligible for reduced rates of taxation. The deductibility of capital losses by U.S. Holders is subject to certain limitations.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with interest payments on the notes and the proceeds from a sale or other taxable disposition (including a retirement or redemption) of the notes, unless the U.S. Holder is an exempt recipient such as a corporation. A U.S. Holder will be subject to backup withholding (currently at a rate of 28% and scheduled to increase to 31% in 2011) on these amounts if the U.S. Holder fails to provide its taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

The following is a general summary of the material U.S. federal income tax consequences that generally will apply to a Non-U.S. Holder of notes. For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes, a nonresident alien individual or a corporation, estate or trust that is not a U.S. Holder.

Payments of Interest

Subject to the discussion of backup withholding below, payments of interest on the notes to a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax under the “portfolio interest exception,” provided that:

(1)	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

(2)	the Non-U.S. Holder is not a controlled foreign corporation that is related to us, actually or by attribution;

(3)	the Non-U.S. Holder is not a bank receiving the interest pursuant to a loan agreement entered into in the ordinary course of its trade or business;

(4)	such payments are not “effectively connected” with a trade or business of the Non-U.S. Holder conducted in the United States; and

(5)	either:

(a)	the Non-U.S. Holder certifies under penalties of perjury on a properly executed IRS Form W-8BEN (or a suitable substitute form) that it is not a United States person and provides its name and address, and taxpayer identification number, if any; or

(b)	a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes certifies, under penalties of perjury, that such statement has been received from the Non-U.S. Holder and furnishes a copy thereof.

Interest that does not qualify for the portfolio interest exception and that is not effectively connected income generally will be subject to U.S. federal withholding tax at a rate of 30%, unless a Non-U.S. Holder is entitled to an exemption from or reduced rate of such tax under an applicable income tax treaty and provides a properly executed IRS Form W-8BEN (or a suitable substitute form) certifying its entitlement to such exemption or reduction.

If the interest accrued on a note is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), the Non-U.S. Holder can obtain an exemption from the U.S. federal withholding tax by providing a properly executed IRS Form W-8ECI (or a suitable substitute form) prior to payment. Such interest, although exempt from the U.S. federal withholding tax discussed above, will be subject to U.S. federal income tax on a net income basis at the rate applicable to United States persons generally (and, with respect a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes, may also be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless the Non-U.S. Holder qualifies for a lower rate under an applicable income tax treaty).

Disposition of Notes

Subject to the discussion of backup withholding below, any gain realized by a Non-U.S. Holder on the sale, exchange, redemption, or other taxable disposition of a note generally will not be subject to U.S. federal income or withholding tax, unless (1) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), in which case such gain will be taxed on a net income basis in the same manner as interest that is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to the branch profits tax described above) or (2) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied, in which case the Non-U.S. Holder will be subject to a U.S. federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain for the taxable year, subject to certain adjustments.

Information Reporting and Backup Withholding

A Non-U.S. Holder may be subject to annual information reporting and U.S. federal backup withholding (currently at a rate of 28% and scheduled to increase to 31% in 2011) on payments of interest and proceeds of a sale or other disposition of the notes unless such Non-U.S. Holder provides one of the certifications described above under “—Non-U.S. Holders—Payments of Interest” or otherwise establishes an exemption from backup withholding.

Backup withholding is not an additional tax and may be refunded or allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability (if any), provided the required information is furnished to the IRS in a timely manner. In any event, we generally will be required to file information returns with the IRS reporting our payments on the notes. Copies of the information returns may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Recent Legislation

Recently enacted legislation regarding foreign account tax compliance, effective for payments made after December 31, 2012, imposes a withholding tax of 30% on interest and gross proceeds from the disposition of certain debt instruments paid to certain foreign entities unless various information reporting and certain other requirements are satisfied. However, the withholding tax will not be imposed on payments pursuant to obligations outstanding as of March 18, 2012. In addition, the legislation also imposes new U.S. return disclosure obligations (and related penalties for failure to disclose) on persons required to file U.S. federal income tax returns that hold certain specified foreign financial assets (which include financial accounts in foreign financial institutions). Investors should consult their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

UNDERWRITING

Barclays Capital Inc., Banc of America Securities LLC, J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers for this offering. Under the terms of an underwriting agreement dated May 18, 2010, which we will file as an exhibit to a current report on Form 8-K and incorporate by reference into this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective principal amount of notes shown opposite its name below:

Underwriter	Principal Amount of notes
Barclays Capital Inc.	$228,570,000
Banc of America Securities LLC	45,714,000
J.P. Morgan Securities Inc.	45,714,000
Wells Fargo Securities, LLC	45,714,000
BNY Mellon Capital Markets, LLC	8,572,000
HSBC Securities (USA) Inc.	8,572,000
US Bancorp Investments, Inc.	8,572,000
The Williams Capital Group, L.P.	8,572,000

Total	$400,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased.

The underwriters propose to offer the notes initially at the public offering price set forth on the cover page of this prospectus supplement. The underwriters may also offer notes to dealers at that price less concessions not in excess of 0.750% of the principal amount of the notes. The underwriters may allow, and these dealers may reallow, a concession to dealers not in excess of 0.375% of the principal amount of the notes. After the initial public offering, the underwriters may change the public offering price and other selling terms.

The following table summarizes the compensation we will pay.

	Per note	Total
Underwriting discounts and commissions paid by us	$17.50	$7,000,000

The expenses of the offering that are payable by us are estimated to be approximately $350,000 (exclusive of underwriting discounts and commissions).

We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, as amended, or contribute to payments which the underwriters may be required to make in that respect.

In the ordinary course of their respective businesses, the underwriters and their affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services and other similar services for us and our affiliates, for which they received, or will receive, customary fees and expenses. Barclays Capital Inc. and J.P. Morgan Securities Inc. are acting as dealer managers in connection with our tender offer.

Liquidity of the Trading Market

The notes are a new issue of securities with no established trading market. We intend to list the notes on The New York Stock Exchange, and one or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment transactions involve sales by the underwriters of the notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position. Similar to other purchase transactions, the underwriters’ purchase to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, short sales, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction may be effected on The New York Stock Exchange or otherwise and, once commenced, will not be discontinued without notice.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Janet Dhillon, Executive Vice President, General Counsel and Secretary of J. C. Penney Corporation, Inc. and J. C. Penney Company, Inc., and for the Underwriters by Dewey & LeBoeuf LLP, New York, New York. As of May 18, 2010, Ms. Dhillon beneficially owned 21,265 shares of J. C. Penney Company, Inc. common stock, which may be acquired through the exercise of employee stock options.

PROSPECTUS

J. C. Penney Company, Inc.

COMMON STOCK

J. C. Penney Corporation, Inc.

DEBT SECURITIES

AND

WARRANTS TO PURCHASE DEBT SECURITIES

OF WHICH

J. C. Penney Company, Inc.

IS CO-OBLIGOR

J. C. Penney Company, Inc. (JCPenney) and/or J. C. Penney Corporation, Inc., a wholly owned subsidiary of JCPenney (JCP), may offer from time to time to sell, in one or more series, any combination of the securities described in this prospectus. JCPenney’s common stock trades on the New York Stock Exchange (NYSE) under the symbol “JCP.”

Each time we offer securities using this prospectus, we will provide specific terms and offering prices in supplements to this prospectus. The prospectus supplements may also add, update or change the information in this prospectus and will also describe the specific manner in which we will offer these securities. You should carefully read this prospectus and the applicable prospectus supplement, including the information incorporated by reference, prior to investing in our securities.

We may offer and sell the securities on a continuous or delayed basis directly to investors or through underwriters, dealers or agents, or through a combination of these methods. The names of any underwriters, dealers or agents will be included in a prospectus supplement. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts.

The principal executive offices of JCPenney and JCP are located at 6501 Legacy Drive, Plano, Texas 75024, and the telephone number for each is (972) 431-1000.

We discuss risk factors relating to our Company in filings we make with the Securities and Exchange Commission, including under “Risk Factors” in our most recently filed Annual Report on Form 10-K. The prospectus supplement relating to a particular offering of securities may discuss certain risks of investing in those securities. You should carefully consider these risk factors and risks before deciding to purchase any securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 22, 2010.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities offered by us. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in the prospectus; accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement. The prospectus supplement to be attached to the front of this prospectus may describe, as applicable: the terms of the securities offered, the initial public offering price, the price paid for the securities by any underwriters, net proceeds and the other specific terms related to the offering of the securities.

You should rely only on the information in this prospectus, and any supplement to this prospectus, including the information incorporated by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus and any prospectus supplement is accurate only as of the date indicated on the front cover of these documents or the date of the document incorporated by reference. Our business, financial condition, results of operations, and other information contained in the prospectus and any prospectus supplement may have changed since that date.

Unless indicated otherwise, as used in this prospectus, the terms “JCPenney,” “we,” “us,” “our,” or the “Company” refer to the combined entities of J. C. Penney Corporation, Inc., its parent, J. C. Penney Company, Inc., and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our filings with the SEC are available on the Internet at the SEC’s EDGAR website at http://www.sec.gov or from our website at www.jcpenney.net. You may read and copy any document that we file with the SEC at the SEC’s Public Reference Room at the following address:

100 F Street, N.E.

Washington, D.C. 20549

You can call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available at the offices of the NYSE, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the NYSE, you can call (212) 656-5060. Information about us is also available at our website at www.jcpenney.net. Our website and the information contained on it are not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with the SEC. This means that we can disclose important information to you by referring you to information and documents that we have filed with the SEC. Any information that we refer to in this manner is considered part of this prospectus. Any information that we file with the SEC after the date of this prospectus will automatically update and supersede the corresponding information contained in this prospectus.

We specifically are incorporating by reference the following documents (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

J. C. Penney Company, Inc.

•	Its annual report on Form 10-K for the fiscal year ended January 30, 2010;

•	Its current reports on Form 8-K filed on March 1, 2010, March 17, 2010 and April 20, 2010; and

•

Any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, excluding any information furnished to, rather than filed with, the SEC, after the date of this prospectus until we sell all of the securities being registered by this registration statement.

You may request a free copy of any documents referred to above, including exhibits specifically incorporated by reference in those documents, by contacting us at the following address and telephone number:

J. C. Penney Company, Inc.

6501 Legacy Drive

Plano, Texas 75024

Telephone: (972) 431-5500

Attention: Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement, and the documents incorporated herein by reference may contain forward-looking statements made within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “will,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or the negative of these terms or other comparable terminology. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Those risks and uncertainties include, but are not limited to, general economic conditions, including inflation, recession, unemployment levels, consumer spending patterns, credit availability and debt levels, changes in store traffic trends, the cost of goods, trade restrictions, changes in tariff, freight, paper and postal rates, changes in the cost of fuel and other energy and transportation costs, increases in wage and benefit costs, competition and retail industry consolidations, interest rate fluctuations, dollar and other currency valuations, risks associated with war, an act of terrorism or pandemic, and a systems failure and/or security breach that results in the theft, transfer or unauthorized disclosure of customer, employee or Company information. Furthermore, the Company typically earns a disproportionate share of its operating income in the fourth quarter due to holiday buying patterns, and such buying patterns are difficult to forecast with certainty. Additional information regarding these and other factors may be contained in our filings with the SEC, especially on Forms 10-K, 10-Q and 8-K. The list of factors identified above and in the aforementioned reports is not exhaustive and new factors may emerge or changes to these factors may occur that would impact our business. All such risk factors are difficult to predict and contain material uncertainties that may affect actual results and may be beyond our control.

We also used other factors and assumptions not identified above in deriving the forward-looking statements. Our failure to realize these other assumptions or the impact of the other factors may also cause actual results to differ materially from those projected.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. You are cautioned not to rely on the forward-looking statements, which speak only as of the date of this prospectus or, where applicable, a prospectus supplement or document incorporated by reference. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of any prospectus supplement nor are we under any obligation to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

THE COMPANY

Since J. C. Penney Company, Inc.’s founding by James Cash Penney in 1902, the Company has grown to be a major retailer, operating 1,110 JCPenney department stores in 49 states and Puerto Rico. The Company’s business consists of selling merchandise and services to consumers through its department stores and Direct (Internet/catalog) channels. Department stores and Direct generally serve the same type of customers and provide virtually the same mix of merchandise, and department stores accept returns from sales made in stores, via the Internet and through catalogs. The Company sells family apparel and footwear, accessories, fine and fashion jewelry, beauty products through Sephora inside JCPenney and home furnishings. In addition, the department stores provide customers with services such as styling salon, optical, portrait photography and custom decorating.

On January 27, 2002, J. C. Penney Company, Inc. was reorganized into a holding company structure. As part of this restructuring, the former J. C. Penney Company, Inc. changed its name to “J. C. Penney Corporation, Inc.” and became a wholly owned subsidiary of a newly formed affiliated holding company. The new holding company assumed the name “J. C. Penney Company, Inc.” Shares of common and preferred stock of J. C. Penney Corporation, Inc. outstanding as of January 27, 2002 were automatically converted into the identical number and type of shares of common and preferred stock of J. C. Penney Company, Inc. Shares of common stock of 50¢ par value of J. C. Penney Company, Inc. are publicly traded on the NYSE under the symbol “JCP.”

J. C. Penney Company, Inc. derives its operating income and cash flow from J. C. Penney Corporation, Inc. and is also the co-obligor or guarantor, as the case may be, on all outstanding debt of J. C. Penney Corporation, Inc. which has been registered with the SEC.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities described in this prospectus as set forth in the applicable prospectus supplement.

DESCRIPTION OF SECURITIES

Capital Stock

In this section entitled “Capital Stock,” when we refer to the “Company,” “JCPenney,” “we,” “our,” or “us,” we are referring to J. C. Penney Company, Inc. and none of its subsidiaries. As of March 22, 2010, JCPenney’s authorized capital stock consisted of 1,250,000,000 shares of common stock of 50¢ par value, of which 236,228,947 shares were issued and outstanding, and 25,000,000 shares of preferred stock, without par value, of which no shares were issued and outstanding. The authorized shares of any class of stock may be increased or decreased, as the case may be, by the affirmative vote of the holders of a majority of the outstanding shares of the stock entitled to vote. The descriptions set forth below of the common stock and preferred stock (as hereinafter described) constitute brief summaries of certain provisions of JCPenney’s Restated Certificate of Incorporation, as amended, referred to in this document as its “Charter,” and its Bylaws, as amended, and are qualified in their entirety by reference to the relevant provisions of such documents. See “Where You Can Find More Information” and “Incorporation by Reference” for information on how to obtain copies of these documents.

Common Stock

Holders of common stock are entitled to one vote per share with respect to each matter submitted to a vote of the stockholders of JCPenney, including the election of directors, subject to voting rights that may be established for shares of preferred stock. Our Charter does not provide for cumulative voting nor are holders of common stock entitled to any preemptive rights to purchase or subscribe for any of the Company’s securities. Shares of common stock are neither redeemable nor convertible, and there are no sinking fund provisions relating to these shares.

Subject to the prior rights of any outstanding shares of preferred stock, holders of common stock are entitled to receive such dividends as may be lawfully declared from time to time by our Board of Directors (Board). Upon any voluntary or involuntary liquidation, dissolution or winding up of JCPenney, holders of common stock will share equally in the assets remaining after the Company pays all of its creditors and satisfies all of its obligations to preferred stockholders.

The outstanding shares of common stock are fully paid and nonassessable. Additional shares of common stock may be issued, as authorized by our Board from time to time, without stockholder approval, except for any stockholder approval required by the NYSE.

BNY Mellon Shareowner Services is the transfer agent and registrar of the common stock.

Preferred Stock

Our Charter authorizes 25,000,000 shares of preferred stock, without par value. No shares of preferred stock are issued and outstanding.

Certain Charter, Bylaw and Delaware Law Provisions

Our Charter and Bylaws and the Delaware General Corporation Law contain several provisions that may make it more difficult to acquire or control us by means of a tender offer, open market purchases, proxy fight or otherwise.

Election of Directors; Removal of Directors; Action by Written Consent

Our directors are elected annually. In a non-contested election, each director must be elected by the affirmative vote of the majority of the votes cast with respect to that director’s election. Our Bylaws provide that in a non-contested election, any nominee for director who is an incumbent director and does not receive a majority of the votes cast “For” his or her election must promptly tender his or her resignation, and the Board, excluding the director who tenders his or her resignation, must promptly decide whether to accept or reject the resignation. Absent a compelling reason for the director to remain on the Board, as determined by the other directors in the exercise of their business judgment, the Board shall accept the resignation. We will promptly and publicly disclose the Board’s decision, together with an explanation of how the decision was reached. In a contested election, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the stockholder meeting and entitled to vote on the election of directors. Additionally, our Bylaws provide that members of our Board may be removed, with or without cause, only upon the vote of 80% of the voting power of all classes of our voting stock.

Our Charter and Bylaws also provide that stockholders may only take action at an annual or special meeting of the stockholders and not by written consent of stockholders. The provisions regarding action by written consent require the vote of 80% of the voting power of all classes of our voting stock in order to remove or amend them.

These provisions may have the effect of discouraging anyone from attempting to acquire control of us and could deter open market purchases of our common stock.

Business Combinations with Interested Stockholders

Our Charter provides that approval of business combinations with interested stockholders requires the vote of 80% of the combined voting power of the then-outstanding shares of all classes and series of our stock entitled to vote generally in the election of directors.

An “interested stockholder” is defined in our Charter as a person (other than the Company, any subsidiary or any employee benefit plan of the Company or any subsidiary) who or which:

•	is the beneficial owner, directly or indirectly, of 10% or more of the voting power of all classes of our voting stock;

•	is an affiliate of the Company and at any time within the two-year period before the date in question was the beneficial owner of 10% or more of the voting power of all classes of our voting stock; or

•	is an assignee of shares of voting stock which were owned by an interested stockholder in the preceding two years.

A “business combination” is defined in our Charter to mean:

•	a merger or consolidation with an interested stockholder;

•

a sale, lease, exchange, mortgage, pledge, transfer or other disposition of our property having a fair market value of $100 million or more to an interested stockholder or a purchase, lease, exchange, mortgage, pledge, transfer or other acquisition by us from an interested stockholder of property having such fair market value;

•

an issuance or transfer by the Company or any subsidiary of any securities of the Company or any subsidiary to any interested stockholder in exchange for cash, securities or other property having a fair market value of $100 million or more;

•	the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of any interested stockholder;

•	any reclassification of securities or recapitalization of the Company that has the effect of increasing the voting power of an interested stockholder; and

•	transactions having a similar effect to those listed above.

A business combination will not need to receive the 80% vote outlined above if it meets one of the following tests:

•

the business combination is approved by a majority of the members of the Board who are not affiliated with the interested stockholder and who were Board members prior to the interested stockholder becoming an interested stockholder; or

•

the consideration to be paid by the interested stockholder in the business combination meets various tests set forth in the Charter designed to ensure that the form and amount of consideration to be paid by the interested stockholder is fair to the other stockholders.

The business combination provisions outlined above may have the effect of discouraging anyone from attempting to acquire control of us and could deter open market purchases of our common stock.

Stockholder Proposals and Nominations

Our Bylaws provide that any stockholder may present a nomination for director at an annual meeting of stockholders only if advance notice of such nomination has been delivered to us not less than 90 days prior to the meeting. If an election of directors is to be held at a special meeting of stockholders, notice by the stockholder must be received not later than seven days after the notice of such meeting was given to stockholders. Similarly, any stockholder may present a proposal at an annual meeting only if advance notice of the proposal has been delivered to us not less than 90 days prior to the meeting. The foregoing notices must describe the proposal to be brought at the meeting or the nominee for director, as applicable, as well as provide personal information regarding the stockholder giving the notice, the number of shares owned by the stockholder, his or her interest in such proposal and, with respect to nominations for director, such information with respect to the nominees as would be required to be included in a proxy statement filed by us with the SEC. In addition, our Bylaws provide that only the Board can call special meetings of stockholders and that the only business that may be brought before a special meeting is such business specified by the Board in the notice of such meeting. These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any stockholder to a vote of the stockholders. The provision of the Bylaws containing the procedural requirements regarding advance notice of nominations for our Board may only be amended by a vote of 80% of the voting power of all classes of our voting stock.

Delaware Law

Section 203 of the General Corporation Law of the State of Delaware applies to us. Under certain circumstances, Section 203 limits the ability of an interested stockholder to effect various business combinations with the Company for a three-year period following the time that such stockholder becomes an interested stockholder. For purposes of Section 203, a “business combination” is broadly defined to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within the immediately preceding three years did own, 15% or more of our voting stock.

An interested stockholder may not engage in a business combination transaction with the Company within the three-year period unless:

•	before the stockholder became an interested stockholder, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction in which the stockholder became an interested stockholder, the interested stockholder owned at least 85% of our voting stock (excluding shares owned by officers, directors or certain employee stock purchase plans); or

•

at or subsequent to such time the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Limitations on Directors’ Liability

JCPenney’s Charter eliminates the personal liability of a director to the Company and its stockholders for certain breaches of his or her fiduciary duty as a director. This provision does not, however, eliminate or limit the personal liability of a director:

•	for any breach of such director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

This provision offers persons who serve on our Board protection against awards of monetary damages resulting from breaches of their fiduciary duty (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the Company, and limits our ability or the ability of one of our stockholders to prosecute an action against a director for a breach of fiduciary duty. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

Our Bylaws provide that we may indemnify any of our officers or directors to the fullest extent permitted by the Delaware General Corporation Law.

Debt Securities

The debt securities are to be issued under an indenture, dated as of April 1, 1994, as amended by a first supplemental indenture, dated as of January 27, 2002, and a second supplemental indenture, dated as of July 26, 2002 (the indenture and supplements are referred to in this prospectus as the “indenture”), among J. C. Penney Corporation, Inc., J. C. Penney Company, Inc. and U.S. Bank National Association, as trustee. The indenture in the form in which it was executed is incorporated by reference to the exhibits to the registration statement of which this prospectus is a part. The following statements are subject to the detailed provisions of the indenture, including definitions of certain terms used in this description. Wherever particular provisions of the indenture are referred to in this prospectus, such provisions are made a part of the statement made, and the statement is qualified in its entirety by such reference. We urge you to read the indenture because it, and not this description, defines your rights as a holder of any debt securities that may be issued under the indenture. See “Where You Can Find More Information” and “Incorporation by Reference” for information on how to obtain a copy of the form of indenture.

In this section entitled “Debt Securities,” when we refer to “the Company,” “JCPenney,” “the Issuer,” “we,” “our,” or “us,” we are referring to J. C. Penney Corporation, Inc. as issuer of the debt securities, and not to J. C. Penney Company, Inc. or any of the subsidiaries of J. C. Penney Corporation, Inc.

General

The indenture does not limit the amount of debt securities which can be issued under it. Under the indenture, debt securities may be issued in one or more series, each in an aggregate Principal Amount (in U.S. dollars or the equivalent denominated in foreign currency or composite currencies) authorized by the Company prior to issuance.

Reference is made to the prospectus supplement for certain specified terms with respect to the debt securities being offered hereby, including, but not limited to:

•

the obligation or option, if any, of the Company to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of the holder thereof and the period or periods within and the price or prices at which the debt securities will be redeemed or purchased, in whole or in part, pursuant to such obligation, and the other detailed terms and provisions of such obligation;

•

if the amount of payments of principal of or any premium or interest on any of the debt securities may be determined with reference to an index, the manner in which such amounts shall be determined; and

•

whether any of the debt securities shall be issuable in whole or in part in the form of one or more global securities (as described below) and, if so, the depositary for such global security or securities, and the circumstances under which any such global security or securities may be exchanged for debt securities registered in the name of, and any transfer of such global security or securities may be registered to, a person other than such depositary or its nominee.

The debt securities will be unsecured obligations and will rank equally with all other unsecured and unsubordinated indebtedness of the Company.

The debt securities may be issued (in the case of dollar denominated debt securities) in denominations of $1,000 and any integral multiple thereof. We reserve the right to issue the debt securities in certificated form registered in the name of security holders. However, unless otherwise provided in a prospectus supplement, it is anticipated that the debt securities offered by this prospectus will be “book-entry,” and will be issued in the form of one or more global certificates, each of which we refer to as a global security, registered in the name of a depositary or a nominee of a depositary and held through one or more international and domestic clearing systems. Any such global security deposited with a depositary or its nominee and bearing the legend required by the indenture may not be surrendered for transfer or exchange except by the depositary for such global security or any nominee of such depositary, except if the depositary notifies the Company that it is unwilling or unable to continue as depositary, or the depositary ceases to be qualified as required by the indenture, or the Company instructs the trustee in accordance with the indenture that such global security shall be so registrable and exchangeable, or there shall exist such other circumstances, if any, as may be specified in the applicable prospectus supplement.

The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by one or more global securities will be described in the applicable prospectus supplement. Beneficial interests in global securities will only be evidenced by, and transfers thereof will only be effected through, records maintained by the depositary and the institutions that are participants in the depositary.

At the option of the holder, subject to the terms of the indenture and the limitations applicable to global securities, debt securities of any series will be exchangeable for other debt securities of the same series of any authorized denominations and of a like aggregate Principal Amount and tenor. The debt securities may be transferred or exchanged without payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

The principal of (and premium, if any) and interest, if any, on the debt securities will be payable, and the transfer of the debt securities will be registrable, at the agency or agencies maintained by the Company; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the security register.

Some of the debt securities may be issued as discounted debt securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rate) to be sold at a substantial discount below their stated Principal Amount. Federal income tax consequences and other special considerations applicable to any such discounted debt securities will be described in the prospectus supplement relating thereto. Debt securities may also be issued under the indenture upon the exercise of warrants. See “Warrants” below.

Restrictive Covenants

Limitations on Liens. The indenture provides that the Company may not, nor may it permit any Restricted Subsidiary (as defined below) to, issue, assume or guarantee evidences of indebtedness for money borrowed which are secured by any mortgage, security interest, pledge or lien (“mortgage”) of or upon any Principal Property (as defined below) or of or upon any shares of stock or evidences of indebtedness for borrowed money issued by any Restricted Subsidiary and owned by the Company or any Restricted Subsidiary, whether owned at the date of the indenture or thereafter acquired, without effectively providing that the Principal Amount of the debt securities from time to time outstanding shall be secured equally and ratably by such mortgage, except that this restriction will not apply to (1) mortgages on any property existing at the time of its acquisition; (2) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with, or disposes of substantially all its properties (or those of a division) to, the Company or a Restricted Subsidiary; (3) mortgages on property of a corporation existing at the time such corporation first becomes a Restricted Subsidiary; (4) mortgages securing indebtedness of a Restricted Subsidiary to the Company or to another Restricted Subsidiary; (5) mortgages to secure the cost of acquisition, construction, development or substantial repair, alteration or improvement of property if the commitment to extend the credit secured by any such mortgage is obtained within 12 months after the later of the completion or the placing in operation of the acquired, constructed, developed or substantially repaired, altered or improved property; (6) mortgages securing current indebtedness (as defined in the indenture); or (7) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in clauses (1) through (6), provided, however, that the Principal Amount of indebtedness secured thereby and not otherwise authorized by said clauses (1) to (6), inclusive, shall not exceed the Principal Amount of indebtedness, plus any premium or fee payable in connection with any such extension, renewal or replacement, so secured at the time of such extension, renewal or replacement. However, the Company or any Restricted Subsidiary may issue, assume or guarantee indebtedness secured by mortgages which would otherwise be subject to the foregoing restrictions in any aggregate amount which, together with all other such indebtedness outstanding, all attributable debt outstanding under the provisions described in the last sentence under “Limitations on Sale and Lease-Back Transactions” below and all Senior Funded Indebtedness (as defined below) issued, assumed or guaranteed by any Restricted Subsidiary, does not exceed 5% of Stockholders’ Equity (as defined below).

Under the terms of the indenture, the Company may secure indebtedness with mortgages on assets other than Principal Property including, but not limited to, inventory and receivables.

Limitations on Sale and Lease-Back Transactions. The indenture provides that neither the Company nor any Restricted Subsidiary may enter into any sale and lease-back transaction, as defined in the indenture, with respect to any Principal Property (except for transactions involving leases for a term, including renewals, of not more than three years and except for transactions between the Company and a Restricted Subsidiary or between Restricted Subsidiaries), if the purchaser’s commitment is obtained more than 12 months after the later of the acquisition or completion or the placing in operation of such Principal Property or of such Principal Property as constructed or developed or substantially repaired, altered or improved. This restriction will not apply if either (a) the Company or such Restricted Subsidiary would be entitled pursuant to the provision described in the first sentence under “Limitations on Liens” described above to issue, assume or guarantee debt secured by a mortgage on such Principal Property without equally and ratably securing the debt securities from time to time outstanding or (b) the Company applies within 180 days an amount equal to, in the case of a sale or transfer for cash, the net proceeds (not exceeding the net book value) and, otherwise, an amount equal to the fair value (as determined by its board of directors) of the Principal Property so leased to the retirement of the debt securities or other Senior Funded Indebtedness of the Company or a Restricted Subsidiary, subject to reduction as set forth in the indenture in respect of the debt securities and other Senior Funded Indebtedness retired during such 180-day period otherwise than pursuant to mandatory sinking fund or prepayment provisions and payments at maturity. The Company or any Restricted Subsidiary, however, may enter into a sale and lease-back transaction which would otherwise be subject to the foregoing restriction so as to create an aggregate amount of attributable debt which, together with all other such attributable debt outstanding, all indebtedness outstanding under the provision described in the last sentence under “Limitations on Liens” described above and all Senior Funded Indebtedness issued, assumed or guaranteed by any Restricted Subsidiary, does not exceed 5% of Stockholders’ Equity.

Waiver of Covenants. The indenture provides that the holders of a majority (unless a greater requirement with respect to any series of debt securities is specified for this purpose, in which case, the requirement specified) in Principal Amount of the outstanding debt securities of a particular series may waive compliance with certain covenants or conditions set forth in the indenture, including those described above.

Consolidation, Merger or Sale of Assets of the Company. The indenture provides that the Company may not consolidate with or merge into any other corporation or sell its assets substantially as an entirety, unless (1) the corporation formed by such consolidation or into which the Company is merged or the person which acquires its assets is a corporation organized in the United States and expressly assumes the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all the debt securities and the performance of every covenant of the indenture on the part of the Company, and (2) immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have happened and be continuing. Upon any such consolidation, merger or sale, the successor corporation formed by such consolidation or into which the Company is merged or to which such sale is made will succeed to, and be substituted for, the Company under the indenture, and the predecessor corporation shall be released from all obligations and covenants under the indenture and the debt securities.

Unless otherwise provided in the prospectus supplement, the covenants contained in the indenture and the debt securities would not necessarily afford holders of the debt securities protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect such holders.

Definitions

“Funded Indebtedness” of a corporation means the principal of (a) indebtedness for money borrowed or evidenced by an instrument given in connection with an acquisition which is not payable on demand and which matures, or which such corporation has the right to renew or extend to a date, more than one year after the date of determination, (b) any indebtedness of others of the kinds described in the preceding clause (a) for the payment of which such corporation is responsible or liable as a guarantor or otherwise, and (c) amendments, renewals and refundings of any such indebtedness. For the purposes of the definition of “Funded Indebtedness,” the term “principal” when used at any date with respect to any indebtedness means the amount of principal of such indebtedness that could be declared to be due and payable on that date pursuant to the terms of such indebtedness.

“Principal Amount” means, when used with respect to any debt security, the amount of principal thereof that could then be declared due and payable as a result of an event of default with respect to such debt security.

“Principal Property” means all real and tangible property owned by the Company or a Restricted Subsidiary constituting a part of any store, warehouse or distribution center located within the United States, exclusive of motor vehicles, mobile materials-handling equipment and other rolling stock, cash registers and other point of sale recording devices and related equipment, and data processing and other office equipment, provided the net book value of all real property (including leasehold improvements) and store fixtures constituting a part of such store, warehouse or distribution center exceeds 0.25% of Stockholders’ Equity.

“Restricted Subsidiary” means any subsidiary, as defined in the indenture, of the Company or of a Restricted Subsidiary which the Company designates as a Restricted Subsidiary, which designation shall not have been canceled. However, no subsidiary for which the designation of Restricted Subsidiary has been canceled may be redesignated as such if during any period following cancellation of its previous designation as a Restricted Subsidiary, such subsidiary shall have entered into a sale and lease-back transaction, as defined in the indenture, which would have been prohibited had it been a Restricted Subsidiary at the time of such transaction.

“Senior Funded Indebtedness” of the Company means any Funded Indebtedness of the Company unless in any instruments evidencing or securing such Funded Indebtedness it is provided that such Funded Indebtedness is subordinate in right of payment to the debt securities to the extent provided in the indenture.

“Senior Funded Indebtedness” of a Restricted Subsidiary means Funded Indebtedness of the Restricted Subsidiary and the aggregate preference on involuntary liquidation of preferred stock of such subsidiary.

“Stockholders’ Equity” means the aggregate of (a) capital and reinvested earnings, after deducting the cost of shares of capital stock of the Company held in its treasury, of the Company and consolidated subsidiaries plus (b) deferred tax effects.

Events of Default, Notice and Waiver

The indenture provides that if an event of default shall have occurred and be continuing with respect to any series of debt securities at the time outstanding, either the trustee or the holders of not less than 25% (unless a different percentage with respect to any series of debt securities is specified for this purpose, in which case the specified percentage) in outstanding Principal Amount of such series may declare to be due and payable immediately the Principal Amount (or specified portion thereof) of such series, together with interest, if any, accrued thereon.

The indenture defines an event of default with respect to any series of debt securities as any one of the following events:

•	default for 30 days in payment of any interest due with respect to any series of debt securities;

•	default for 30 days in making any sinking fund payment due with respect to any series of debt securities;

•	default in payment of principal of (or premium, if any, on) any debt security of any series when due;

•

default for 90 days after notice to the Company by the trustee or by holders of not less than 25% in Principal Amount of the debt securities then outstanding of such series in the performance of any other covenant for the benefit of such series; and

•	certain events of bankruptcy, insolvency and reorganization.

No event of default with respect to a particular series of debt securities issued under the indenture necessarily constitutes an event of default with respect to any other series of debt securities issued under the indenture.

The indenture provides that the trustee will, within 90 days after the occurrence of a default, give to the holders of the debt securities of each series as to which such default has occurred, notice of such default known to it, unless cured or waived; provided that, except in the case of default in the payment of principal of (or premium, if any) or interest, if any, or in the payment of any sinking fund installment in respect of any of the debt securities, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the series as to which default has occurred. The term “default” for the purpose of this provision means any event which is, or after notice or lapse of time, or both, would become, an event of default.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during the continuance of an event of default, to act with the required standard of care, to be indemnified by the holders of the debt securities before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority (unless a greater requirement with respect to any series of debt securities is specified for this purpose, in which case, the requirement specified) in outstanding Principal Amount of a series of debt securities may, subject to certain exceptions, on behalf of the holders of the debt securities of such series direct the time, method and place of conducting proceedings for remedies available to the trustee, or exercising any trust or power conferred on the trustee.

The indenture includes a covenant that the Company will file annually with the trustee a certificate of no default, or specifying any default that exists.

In certain cases, the holders of a majority (unless a greater requirement with respect to any series of debt securities is specified for this purpose, in which case, the requirement specified) in outstanding Principal Amount of a series of debt securities may on behalf of the holders of the debt securities rescind as to such series, a declaration of acceleration or waive any past default or event of default relating to the debt securities of such series, except a default not theretofore cured in payment of the principal of (or premium, if any) or interest, if any, on any such debt securities or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt securities of that series.

Modification of the Indenture

The indenture contains provisions permitting the Company and the trustee, with the consent of the holders of 66 2/3% in Principal Amount of the outstanding debt securities of each series affected by such modification, to execute supplemental indentures adding any provisions to or changing or eliminating any provisions of the indenture or modifying the rights of the holders of the debt securities, except that no such supplemental indenture may, without the consent of all holders of the affected debt securities, (i) change the stated maturity of any debt securities or reduce the principal payable at stated maturity or which could be declared due and payable prior thereto or change any redemption price thereof, (ii) reduce the rate of interest payable on any debt securities, (iii) adversely affect the terms and provisions, if any, applicable to the conversion or exchange of any debt securities, (iv) reduce the percentage in Principal Amount of the debt securities of any series or reduce the percentage of debt securities of any series specified in the indenture, the consent of whose holders is required for any supplemental indenture or for any waiver of compliance with certain provisions of the indenture or certain defaults, (v) change any place or the currency of payment of principal of (or premium, if any) or interest, if any, on any debt security, or (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security.

Satisfaction and Discharge Prior to Maturity

The Company has the right at any time to satisfy and discharge its obligations under any series of debt securities by depositing in trust with the trustee money and/or U.S. government obligations.

If such deposit is sufficient to make all payments of (1) interest on the debt securities prior to their redemption or maturity and (2) principal of (and premium, if any) and interest on such series of debt securities when due upon redemption or at maturity, all the obligations of the Company under such series of debt securities and the indenture as it relates to the debt securities will be discharged and terminated except as otherwise provided in the indenture. U.S. government obligations mean (i) securities backed by the full faith and credit of the United States and (ii) depositary receipts issued by a bank or trust company as custodian and evidencing ownership by the holders of such depositary receipts of future payments of interest or principal, or both, on such securities backed by the full faith and credit of the United States held by such custodian.

For U.S. income tax purposes, it is likely that any such deposit and discharge with respect to any debt securities will be treated as a taxable exchange of such debt securities for interests in the trust. In that event, a holder will recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in such trust; and thereafter will be required to include in income a share of the income, gain and loss of the trust. Purchasers of the debt securities should consult their own advisers with respect to the tax consequences to them of such deposit and discharge, including the applicability and effect of tax laws other than the U.S. income tax law.

In addition, the Company may elect to provide, with respect to any series of debt securities, that the Company may be released from certain of its covenants upon the satisfaction of certain conditions applicable to the securities of such series.

Concerning the Trustee

U.S. Bank National Association, the trustee under the indenture, is a lender under the Company’s credit facility and has other customary banking relationships with the Company.

Warrants

The Company may issue with any debt securities being offered by it warrants for the purchase of other debt securities. Each issue of warrants will be issued under, and will be governed by, a warrant agreement to be entered into between the Company and a warrant agent, to be described in the prospectus supplement relating to the debt securities with which the warrants are to be issued. The proposed warrant agreement, including the form of proposed warrant certificate representing the warrants, substantially in the form in which it is to be executed, is incorporated by reference to the exhibits to the registration statement of which this prospectus forms a part. The following summaries of certain provisions of the warrant agreement and warrant certificates do not purport to be complete and are subject to and qualified in their entirety by reference to all the provisions set forth in the warrant agreement and warrant certificates, respectively, including the definitions thereof of certain terms.

Reference is made to the prospectus supplement relating to the securities, the warrant agreement relating to the warrants and the warrant certificates representing the warrants for certain specific terms of the warrants, which may include: (1) designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the warrants; (2) designations and terms of any related debt securities with which the warrants are issued and the number of warrants issued with each such debt security; (3) date, if any, on and after which the warrants and the related debt securities will be separately transferable; (4) principal amount of debt securities purchasable upon exercise of one warrant and the price at which such principal amount of debt securities may be purchased upon such exercise; (5) date on which the right to exercise the warrants shall commence and date on which such right shall expire; and (6) whether the warrants represented by the warrant certificates will be issued in registered or bearer form.

Warrant certificates will be exchangeable for new warrant certificates of different denominations, and warrants may be exercised, at the agency or agencies maintained for such purposes. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of the holders of debt securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the debt securities purchasable upon such exercise.

Each warrant will entitle the holder to purchase for cash such principal amount of debt securities at such exercise price as shall in each case be set forth, or be determinable as set forth, in the prospectus supplement relating to the securities. Each warrant may be exercised in whole but not in part at any time on and after the Commencement Date and up to the close of business on the Expiration Date set forth in the prospectus supplement relating to the securities. After the close of business on the Expiration Date, unexercised warrants will become void.

The exercise price of the warrants will be that price applicable on the date of receipt of payment therefor determined as set forth in the prospectus supplement relating to the securities. Upon receipt of payment of the exercise price and the warrant certificate properly completed and executed at the agency or agencies maintained by the Company for such purpose, the Company will, as soon as practicable, forward the debt securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the warrants remaining unexercised.

Federal income tax consequences and other special considerations applicable to any such warrants will be described in the prospectus supplement relating thereto.

LEGAL MATTERS

The validity of the common stock, the debt securities and the warrants offered hereby will be passed upon for the Company by Janet Dhillon, Executive Vice President, General Counsel and Secretary of J. C. Penney Corporation, Inc. and J. C. Penney Company, Inc. A copy of this legal opinion was filed as an exhibit to the registration statement containing this prospectus. As of April 1, 2010, Ms. Dhillon beneficially owned 21,625 shares of J. C. Penney Company, Inc. common stock, which may be acquired through the exercise of employee stock options. The validity of any securities will be passed upon for any underwriters or agents by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of J. C. Penney Company, Inc. as of January 30, 2010 and January 31, 2009 and for each of the years in the three-year period ended January 30, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of January 30, 2010 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report with respect to the consolidated financial statements refers to the change in the Company’s method of accounting for inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method in 2009, the change in manner in which it accounts for and discloses fair value measurements in 2008 and the transition to a fiscal year-end measurement date to record the funded status of defined pension and other benefit plans in 2008.

$400,000,000

J. C. Penney Corporation, Inc.

5.65% Senior Notes due June 1, 2020

Co-Obligation of

J. C. Penney Company, Inc.

PROSPECTUS SUPPLEMENT

May 18, 2010

Joint Book-Running Managers

BARCLAYS CAPITAL

BOFA MERRILL LYNCH

J.P. MORGAN

WELLS FARGO SECURITIES

Co-Managers

BNY MELLON CAPITAL MARKETS, LLC

HSBC

US BANCORP

THE WILLIAMS CAPITAL GROUP, L.P.